CNH Equipment Trust 2010-C

c/o New Holland Credit Company, LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527

Thomas N. Beckmann

Assistant Treasurer

Tel.: 630.887.2095

Fax: 630.887.5448

Email:  tom.beckmann@cnh.com

June 27, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu and Lulu Cheng

Re:	CNH Equipment Trust 2010-C
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 27, 2014
File No. 333-157418-05

Ladies and Gentlemen:

On behalf of New Holland Credit Company, LLC (“NHCC”) as Administrator for CNH Equipment Trust 2010-C (the “Issuing Entity”) and in response to the letter (the “Comment Letter”) dated June 18, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) to Steven Bierman, the President of New Holland Credit Company, LLC, we submit herewith, electronically via EDGAR, this response letter (this “Response Letter”).  In addition, a paper copy of this Response Letter is being delivered to you.

The Issuing Entity’s response to the Comment Letter is set forth below.  The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Issuing Entity’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Capitalized terms not defined herein have the meaning assigned to them in the above captioned Form 10-K.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Issuing Entity.

Item 15 — Exhibits and Financial Statements Schedules, page 3

Schedule B to Exhibit 33.2

1.                                      We note the disclosure here regarding The Bank of New York Mellon’s identified material instance of noncompliance with the Item 1122(d)(3)(i) servicing criterion, and the statement that

“certain reports to investors were not prepared in accordance with the timeframes and other terms set forth in the related transaction agreements.” With a view to disclosure, please tell us:

• whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;

• if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified instance of noncompliance involved this transaction;

• identification of the “certain reports” (including time frames covered by the reports) that were impacted by the material instance of noncompliance;

• the nature, extent and scope of the information that was not prepared in accordance with the terms of the transaction agreements; and

• whether investors were materially impacted or effected as a result of the material instance of noncompliance.

Response:

The Bank of New York Mellon Trust Company, N.A. (“BNYM”) did not prepare or maintain investor reports for the Issuing Entity’s transaction, and as a result BNYM’s assessment as to Item 1122(d)(3)(i) was not applicable to the Issuing Entity’s transaction.  This means the Issuing Entity’s transaction was not one of the transactions for which BNYM found an instance of noncompliance as to such Item.  Since the applicable material instance of noncompliance was not with respect to the Issuing Entity’s transaction, the Issuing Entity cannot confirm through first-hand knowledge the matters in bullets 3 through 5 above, which relate solely to other issuing entities’ transactions.

2.                                      Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance, and the party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Response:

We confirm that any Item 1122 report provided by NHCC or its affiliate in connection with future filings that identifies a material instance of noncompliance with the servicing criteria relating to the Issuing Entity’s transaction will provide disclosure, similar to what the Staff has requested in comment #1 above, as to the Issuing Entity’s transaction, to address the extent or scope of any material instance of noncompliance relating to the Issuing Entity’s transaction, including any material impacts or effects as a result of the material impacts of noncompliance relating to the Issuing Entity’s transaction, and the party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance relating to the Issuing Entity’s transaction or the impacts caused by the material instance of noncompliance relating to the Issuing Entity’s transaction.

We also confirm that if we receive an Item 1122 report provided by an unaffiliated servicer in connection with future filings that identifies a material instance of noncompliance with the servicing criteria, we will inquire as to whether the material instance of noncompliance was with respect to the Issuing Entity’s transaction.  If the material instance of noncompliance was with respect to the Issuing Entity’s transaction, we will request that such servicer disclose to us the information described in comment #1 and #2 above with respect to the Issuing Entity’s transaction.  To the extent the servicer provides any such information to us or we otherwise possess any such information, we will disclose such information in the related Form 10-K, and if we are unable to obtain such information, we will disclose the reason why we were unable to obtain such information.

In connection with the Comment Letter, the Issuing Entity hereby acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (630) 887-2095.

Sincerely,

/s/ Thomas N. Beckmann
Thomas N. Beckmann
Assistant Treasurer

cc:	Steven Bierman, New Holland Credit Company, LLC
Eric Mathison, Esq., New Holland Credit Company, LLC
Trent Murch, Esq., Greenberg Traurig, LLP